Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Deloitte Corporate Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance LLC as of May 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Deloitte Corporate Finance LLC's management. Our responsibility is to express an opinion on Deloitte Corporate Finance LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Deloitte Corporate Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Deloitte Corporate Finance LLC's auditor since 2015.
Auburn Hills, Michigan
July 27, 2022

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